UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 LCA-Vision Inc.
_________________________________________________________________
                               (Name of Issuer)

                                  Common
_________________________________________________________________
                        (Title of Class of Securities)

                                   501803209
                         ____________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         Page 1 of 3 pages

CUSIP NO. 501803209
          --------
                                     13G
_______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sandra F.W. Joffe
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                   (a)_____
           Not Applicable                          (b)_____
_______________________________________________________________________________
3    SEC USE ONLY




_______________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
_______________________________________________________________________________
                   5   SOLE VOTING POWER

      NUMBER OF        3,851,649
       SHARES      ____________________________________________________________
    BENEFICIALLY   6   SHARED VOTING POWER
       OWNED BY
         EACH          1,000
                  ____________________________________________________________

     REPORTING     7   SOLE DISPOSITIVE POWER
       PERSON
        WITH           3,851,649
                  ____________________________________________________________
                   8    SHARED DISPOSITIVE POWER

                        1000
_______________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,524,330
_______________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *

     Not Applicable
_______________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        43.5%
_______________________________________________________________________________
10   TYPE OF REPORTING PERSON *

     IN
_______________________________________________________________________________

                    * SEE INSTRUCTION BEFORE FILLING OUT!
                              Page 2 of 3 pages



                               SCHEDULE 13G

                            -Sandra F.W. Joffe-

Item 1.

(a)  Name of Issuer

LCA-Vision Inc.

(b) Address of Issuer's Principal Executive Offices

7840 Montgomery Road
Cincinnati, OH  45236

Item 2.

(a) Name of Person Filing

Sandra F.W. Joffe

(b)  Address of Principal Business Office or, if none, Residence

7840 Montgomery Road
Cincinnati, OH  45236

(c) Citizenship

U.S.

(d)  Title of Class of Securities

Common Stock

(e) CUSIP Number

501803 209

Item 3.

N/A


Item 4.  Ownership

(a)  Amount Beneficially Owned

   16,524,330 shares*

*Total consists of 3,852,649 shares owned outright by Mrs. Joffe, and 11,378,950 shares which are owned by her husband, Stephen N. Joffe, for whom a 13G is being filed under separate cover. 1000 of the total number of shares are jointly owned by Mrs. Joffe and her husband. Total also includes 164,283 shares of Common
 Stock
into which Mrs. Joffe may convert, at any time, her 1.6 shares of Interim Series Class B Preferred Stock and 1,129,448 shares of Common Stock into which Dr. Joffe may convert, at any time, his 11 shares of Interim Series Class B Preferred Stock.

(b) Percent of Class

   43.5% of Common Stock, .001 par value per share*
*Total percentage includes the Common Stock into which Dr. and Mrs. Joffe would receive upon the conversion of their 12.6 shares of Income Series Class B Preferred Stock.

(c)  Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote                        3,851,649
(ii) Shared power to vote or to direct the vote                         1,000
(iii) Sole power to dispose or to direct the disposition of         3,851,649
(iv)  Shared power to dispose or to direct the disposition of           1,000


Item 5.

N/A


Item 6.

N/A


Item 7.


N/A

Item 8.


N/A

Item 9.


N/A


Item 10.

N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     Date 3/25/98


                                                     Sandra F.W. Joffe


                                                    /s/ Sandra F.W. Joffe
                                                    Signature